BOWMAN CONSULTING GROUP LTD.

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

February 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jennie Beysolow

Re:	Bowman Consulting Group Ltd.

Registration Statement on Form S-1

Filed February 1, 2022

File No. 333-262464

Dear Mr. Beysolow:

Bowman Consulting Group Ltd. (the “Company”) previously requested that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-262464), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, February 3, 2022, or as soon thereafter as possible.

The Company hereby wishes to withdraw such request for acceleration.

If you have any questions related to this letter, please contact Jason T. Simon of Greenberg Traurig, LLP at (703) 749-1386.

[Remainder of page intentionally left blank.]

Sincerely,

BOWMAN CONSULTING GROUP LTD.

By:	/s/ Gary Bowman
Name: Gary Bowman
Title: Chief Executive Officer

[Signature Page to Withdrawal of Acceleration Request]